UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

ANGI HOMESERVICES INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

00183L 102

(CUSIP Number)

Tanya M. Stanich

Vice President and Assistant Secretary

14023 Denver West Parkway, Building 64

Golden, CO 80401

Telephone:  (303) 963-10011

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Christopher Terrill

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,357,145 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,357,145 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,357,145

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11) 2.9% (2)

14	Type of Reporting Person IN

(1)   Reflects vested stock appreciation rights with respect to 2,357,145 shares of Class A Common Stock, par value $0.001 per share, of ANGI Homeservices Inc. (“Class A Common Stock”), with exercise prices per share ranging from $0.74 (498,995) to $0.94 (1,858,150).

(2)   Based on 74,873,502 shares of Class A Common Stock outstanding as of November 2, 2018, plus 4,813,660 shares of Class A Common Stock issued in connection with the exercise of certain stock appreciation rights by the Reporting Person on November 12, 2018 (as described in Item 5 below) and 271,837 shares of Class A Common Stock issued in connection with the exercise of stock options and stock appreciation rights by employees of ANGI Homeservices during the period commencing on November 3, 2018 and ending on November 12, 2018.

Introductory Note

Christopher Terrill (the “Reporting Person”) previously served as Chief Executive Officer of ANGI Homeservices Inc., a Delaware corporation (“ANGI Homeservices” or the “Issuer”). The Report on Schedule 13D relating to the Class A common stock, par value $0.001 per share, of ANGI Homeservices (“Class A Common Stock”), initially filed by the Reporting Person with the U.S. Securities and Exchange Commission (the “SEC”) on October 3, 2017 (the “Initial Schedule 13D”), is hereby amended and supplemented to include the information set forth in this Report on Schedule 13D/A (this “Amendment”), which constitutes Amendment No. 1 to the Initial Schedule 13D.  Capitalized terms not defined herein have the meanings given to such terms in the Initial Schedule 13D.

In accordance with U.S. Securities and Exchange Commission Rule 13d-3, the ownership percentages for the Reporting Person set forth in this Report do not take into account 420,980,478 shares of Class B Common Stock, par value $0.001 per share, of ANGI Homeservices (the “Class B Common Stock”) outstanding, all of which are beneficially owned by ANGI Homeservices’ controlling stockholder, IAC. Each share of Class B Common Stock is convertible at the option of the holder into Class A Common Stock on a one-for-one basis. The Class B Common Stock is not publicly traded. Except where applicable law requires a separate class vote, the Class A Common Stock and the Class B Common Stock vote together as a single class on all matters presented to stockholders for vote or approval, including the election of directors, with each share of Class B Common Stock having ten votes per share and each share of Class A Common Stock having one vote per share. The 2,357,145 shares of Class A Common Stock that may be deemed to be beneficially owned by the Reporting Person as of November 12, 2018 represent less than 1% of the combined total voting power of the outstanding shares of Class A Common Stock and Class B Common Stock as of such date. Assuming the conversion of all outstanding shares of Class B Common Stock into Class A Common Stock, as of November 12, 2018, the Reporting Person may be deemed to beneficially own less than 1% of ANGI Homeservices’ outstanding capital stock. All beneficial ownership percentages in this paragraph are based on 74,873,502 shares of Class A Common Stock and 420,980,478 shares of Class B Common Stock outstanding, in each case, as of November 2, 2019, plus 4,813,660 shares of Class A Common Stock issued in connection with the exercise of certain stock appreciation rights by the Reporting Person on November 12, 2018 and 271,837 shares of Class A Common Stock issued in connection with the exercise of stock options and stock appreciation rights by employees of ANGI Homeservices during the period commencing on November 3, 2018 and ending on November 12, 2018.

Item 2.  Identity and Background.

The information set forth in Item 2(c) of the Initial Schedule 13D is hereby amended and supplemented as follows:

(c)          Mr. Terrill served as Chief Executive Officer of ANGI Homeservices from September 29, 2017 to November 8, 2018.

Item 3.  Source or Amount of Funds or Other Consideration.

The information set forth in Item 3 of the Initial Schedule 13D is hereby amended and restated as follows:

The shares of Class A Common Stock that may be deemed to be beneficially owned by the Reporting Person as of November 12, 2018 consist of 2,357,145 shares of Class A Common Stock underlying vested stock appreciation rights with exercise prices per share ranging from $0.74 (498,995) to $0.94 (1,858,150).

In addition, the information contained in Item 5 of this Amendment is hereby incorporated by reference herein.

Item 4.  Purpose of Transaction.

The information contained in Item 4 of the Initial Schedule 13D is hereby amended and supplemented as follows:

The information contained in Item 5 of this Amendment is hereby incorporated by reference herein.

Item 5.  Interest in Securities of the Issuer.

The information contained in Item 5(a) of the Initial Schedule 13D is hereby amended and supplemented as follows:

On November 12, 2018, the Reporting Person exercised 5,075,455 stock appreciation rights (3,217,305 with an exercise price of $0.74 and 1,858,150 with an exercise price of $0.94). At the time of this exercise, the closing price per share of the Class A Common Stock was $17.69. In connection with the exercise of these stock appreciation rights, 4,813,660 shares of Class A Common Stock were issued to the Reporting Person. All of these shares were sold immediately after exercise in a privately negotiated block trade at a price per share equal to the closing price per share at exercise less a discount of approximately 9%.

After giving effect to these transactions: (i) the Reporting Person ceased to be the beneficial owner of more than 5% of the Class A Common Stock and (ii) the Reporting Person beneficially owns 2,357,145 shares of Class A Common Stock underlying vested stock appreciation rights, representing approximately 2.9% of the outstanding shares of Class A Common Stock. Assuming the conversion of all outstanding shares of Class B Common Stock into Class A Common Stock, as of November 12, 2018, the Reporting Person may be deemed to beneficially own less than 1% of ANGI Homeservices’ outstanding capital stock.

The Reporting Person also owns 1,858,180 vested stock appreciation rights with an exercise price of $4.53, which stock appreciation rights are not freely exercisable until November 1, 2019 and over which the Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the shares of Class A Common Stock underlying such stock appreciation rights.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of the Initial Schedule 13D is hereby amended and supplemented as follows:

In connection with his separation of service from ANGI Homeservices on November 8, 2018, Mr. Terrill and ANGI Homeservices agreed that 1,858,180 vested stock appreciation rights with an exercise price of $4.53 owned by Mr. Terrill will not be freely exercisable until November 1, 2019.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2018

/s/ Christopher Terrill
Christopher Terrill